News Release
TSX:RMX | NYSE AMEX:RBY June 17, 2011

Rubicon Minerals Provides Update to Annual and Special General Meeting Matters
Due to Canadian Postal Strike and Proposes Further Amendments to Shareholder Rights Plan

Due to possible disruption of mailed in proxies as a result of the Canadian postal strike, Rubicon Minerals Corporation (TSX:RMX | NYSE-AMEX:RBY) (the “Company”)  is strongly encouraging shareholders of the Company to vote on-line or by telephone with respect to the upcoming Annual and Special General Meeting of shareholders (the “Meeting”), to be held on Wednesday, June 29, 2011.  Shareholders may vote on-line at www.investorvote.com or by telephone at 1-866-732-8683 (Toll-Free in North America) or 312-588-4290 (International Direct Dial).  The deadline for submitting proxy forms is 3:00 p.m. (Toronto time) on Monday, June 27, 2011.

Copies of the Notice of Annual and Special General Meeting of Shareholders, Management Proxy Circular and the form of proxy prepared in respect of the Meeting (collectively, the “Materials”) have been mailed to shareholders and are also available under the Company’s profile on SEDAR at www.sedar.com.  Shareholders who have not received the Materials can access them via SEDAR, on the Company’s website at www.rubiconminerals.com or upon request from the Company, or they can contact their broker or intermediary for further information.

The Company also announces that it intends to make further amendments its shareholder rights plan, the approval of which is being sought at the Meeting.

The further amendments proposed follow discussions this week with ISS Proxy Advisory Services, an independent proxy voting advisory and corporate governance services firm, to ensure that the plan conforms to ISS’ current guidelines for shareholder rights plans. The amendments include technical amendments to the definitions of “Acquiring Person”, “Affiliate”, “Associate”, “Exempt Acquisition”, “Market Price”, “Permitted Lock-Up Agreement”, and “Acting Jointly or in Concert”.

The plan with these proposed amendments will be available at www.sedar.com, on the Company’s website at www.rubiconminerals.com or upon request from the Company.

Shareholders who have questions regarding the proxy materials or require assistance in completing their proxy forms should contact Georgeson Shareholder Communications Canada Inc., the Company’s proxy solicitation agent, by telephone at 1-866-656-4117 (Toll-Free in North America), or by e-mail at askus@georgeson.com.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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